

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

Mr. Vince Leitao
President
Kallo, Inc.
15 Allstate Parkway, Suite 600
Markham, Ontario L3R 5B4
Canada

Re: Kallo, Inc. (the "Company")
**   File No. 333-184572**

Dear Mr. Leitao:

        In your letter dated July 19, 2013, which we received on July 22, 2013, you indicate that the Company is in the "development stage," and the staff has requested that you provide the reports and related consents of your predecessor auditors because your current auditor refers to the predecessor auditors' work in its opinion on the Company's cumulative inception-to-date disclosures, which are required by ASC 915-225-45-1. However, your letter states that the Company has changed auditors several times over the period since its inception, and you believe it is impracticable for the Company to obtain an audit opinion and consent from each of its prior auditors over the period since inception for the reasons noted in your letter. Therefore, you request a waiver from the requirement that the cumulative inception-to-date information be audited in the Company's filings that include an audited balance sheet.

        Based on the information provided, we will not object to your request. However, in its future filings, the Company should continue to provide cumulative inception-to-date disclosures on an unaudited basis until the Company exits the "development stage." The cumulative columns in the statements of operations and cash flows and the cumulative activity in stockholders' equity (deficit) for periods prior to January 1, 2011 should be labeled "unaudited."   In addition, please amend your Form S-1 and your most recent Form 10-K to include the cumulative information on an unaudited basis as well as a new auditor consent and a new report provided by your independent auditor that does not reference the work of other auditors for the period from inception (December 12, 2006) to December 31, 2012.

        The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3299.

                                        Sincerely,

                                        Mark C. Shannon
                                        Associate Chief Accountant